U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Gold Royalty Corp.

(Name of Issuer)

Common shares

(Title of Class of Securities)

38071H106

(CUSIP Number)

November 5, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38071H106
1	NAME OF REPORTING PERSON Jimmy S.H. Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☐ (a) ☐ (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,425,545(1)
	6	SHARED VOTING POWER Nil
	7	SOLE DISPOSITIVE POWER 7,425,545(1)
	8	SHARED DISPOSITIVE POWER Nil

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,425,545
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON IN

(1)	Includes 387,317 common shares (the “Common Shares”) of Gold Royalty Corp. (the “Issuer”), issuable upon exercise of options, which are exercisable within 60 days of the date hereof.
(2)	Percentage of class is calculated based on 133,825,590 Common Shares outstanding as of November 5, 2021, and 387,317 Common Shares issuable upon exercise of options held by Mr. Lee.

Page 2 of 5 Pages

Item 1(a).	Name of issuer:

Gold Royalty Corp..

Item 1(b).	Address of issuer’s principal executive offices:

Suite 1830, 1030 West Georgia Street
Vancouver, British Columbia, Canada V6E 2Y3

Item 2(a).	Name of person filing:

Jimmy S.H. Lee

Item 2(b).	Address of principal business office:

P93 Emirates Hills, Dubai, United Arab Emirates
PO Box 213889

Item 2(c).	Citizenship:

Canada

Item 2(d).	Title of class of securities:

Common shares

Item 2(e).	CUSIP No.:

38071H106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Page 3 of 5 Pages

Item 4.	Ownership:

(a)	Amount beneficially owned: 7,425,545

The aggregate amount of common shares beneficially owned includes 387,317 common shares (the “Common Shares”) of Gold Royalty Corp. (the “Issuer”), issuable upon exercise of options, which are exercisable within 60 days of the date hereof.

(b)	Percent of class: 5.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 7,425,545

(ii)	Shared power to vote or direct the vote: Nil

(iii)	Sole power to dispose or to direct the disposition of: 7,425,545

(iv)	Shared power to dispose or to direct the disposition of: Nil

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 4 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 15, 2021

By:	/s/ Jimmy S.H. Lee
Jimmy S.H. Lee

Page 5 of 5 Pages